Mail Stop 4561

August 21, 2007

By U.S. Mail and facsimile to (508) 497-8079

Joseph M. Tucci
Chairman and Chief Executive Officer
EMC Corporation
176 South Street
Hopkinton, MA 01748

> **Re:** **EMC Corporation**
> **Definitive 14A**
> **Filed March 27, 2007**
> **File No. 001-09853**

Dear Mr. Tucci:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Distinguishing "Received" Pay from "Reported" Pay, page 38

1. Please provide a concise description of the reasons why the compensation reported in the table on page 38 is different from that set forth in the Summary Compensation Table. Also, ensure that you do not afford this type of disclosure greater prominence than the required tables, including the Summary Compensation Table, and that you clarify that this disclosure is not a substitute for the complete information required by the Commission's rules. With respect to the disclosure in columns (d) and (e), it is apparent that the amounts reported in these columns are the product of equity awards made in prior years and do not relate to services performed in 2006. Yet with respect to the disclosure in column (d), your disclosure implies that EMC believes the appropriate measure for 2006 compensation is the spread on options exercised for the year. Please avoid the use of disclosure that implicitly gives investors the impression that the amounts reported in columns (d) and (e) relate to compensation for 2006.

Peer Group, page 40

2. You state that the Compensation Committee does not base its compensation decisions on any particular "benchmark" of EMC compensation against that paid by its peer group or any other companies. If you do not benchmark compensation, please clarify the manner in which you utilize the data relating to the comparator companies. As appropriate, expand the disclosure relating to the fact that the Compensation Committee takes into account equity awards made to individuals at peer companies when establishing the criteria for the type and number of equity awards made to individual named executive officers.

3. Refer to the disparity between Mr. Tucci's salary and the compensation awarded to him under the Corporate Incentive Plan and the MBO as compared to that of the other named executive officers. Please revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers in accordance with Section II.B.1. of Commission Release No. 33-8732A. Provide a more detailed discussion of how and why Mr. Tucci's compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis. This includes expanding the disclosure relating to the fact that you give greater weight to the Corporate Incentive Plan when establishing Mr. Tucci's and Mr. Teuber's bonus opportunities.

2

Cash Bonus Plans, page 40

4. Please provide additional analysis about how you determine the amount of compensation paid under the various cash incentive plans. See Item 402(b)(1)(v) of Regulation S-K. Provide a more focused discussion that not only sets forth the amount of compensation awarded under these plans but also provides substantive analysis and insight into how the Compensation Committee set the amount of cash to be awarded upon attainment of the relevant performance objectives. Please ensure that your disclosure contains appropriate analysis of the specific factors the Committee considered in setting compensation levels and that you describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

2006 Management by Objectives Plan, page 42

5. You state that the Management by Objectives Plan is an incentive plan under which many EMC employees, including your named executive officers, are eligible for a quarterly cash bonus contingent upon corporate achievement of quarterly funding goals and individual achievement of quarterly performance goals. To the extent you correlate your incentive programs and base salaries with achievement of certain annual individual objectives and performance factors, please discuss the specific items of individual performance you use to determine incentive payments and salaries and how you structure your incentive bonuses around such individual objectives and milestones. Please see Item 402(b)(2)(vii) of Regulation S-K.

2006 Business Unit Plans, page 43

6. Please disclose the specific revenue and bookings plans and profit contribution plans performance targets as well as the funding goals for the MBO. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm and allow you to omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. Provide similar disclosure to that contained on page 46, which gives appropriate insight into the factors the Compensation Committee considered in setting performance-related objectives such as assessments of historical incentive practice and the incentive parameters set for the relevant fiscal period.

<u>Nonqualified Deferred Compensation, page 57</u>

7. Refer to the disclosure on page 57 that all investment gains and losses in a participant's account under the Deferred Compensation Plan are entirely based upon the investment selections made by the participant. Please consider paragraph (i)(3)(ii) of Item 402 of Regulation S-K when drafting appropriate corresponding disclosure.

<u>Potential Payments Upon Termination or Change of Control, page 58</u>

8. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Also, discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

<u>Directors Compensation, page 67</u>

9. For each director, disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Please respond to our comments by September 21, 2007 or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551- 3397 with any questions.

Sincerely,

Jay Ingram
Attorney-Advisor